UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025
Buenos Aires C1107ADQ
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

www.edenor.com.ar

FOR IMMEDIATE RELEASE

For more information please contact:
Edenor S.A.
Rogelio Pagano, Chief Financial Officer
rpagano@edenor.com

Ivana Del Rossi, Investor Relations Officer
irossi@edenor.com

(54 - 11) 4346 5000

Edenor announces redemption of all of its  outstanding
Fixed Rate Par Notes due December 14, 2016

BUENOS AIRES, November 15, 2010 – Edenor S.A. (Empresa Distribuidora y Comercializadora Norte S.A.) announces that it has called for redemption all of its outstanding US$123,773,586 Fixed Rate Par Notes due December 14, 2016 (the “Fixed Rate Par Notes”).  Currently, US$8,016,948 aggregate principal amount of Fixed Rate Par Notes is outstanding.  The CUSIP, ISIN and Common Code numbers for the Fixed Rate Par Notes are detailed below.

	Reg S Notes		Rule 144A Notes
CUSIP No.:	P3710FAA2	P3710FAB0	29244AAA0	29244AAB8
ISIN No.:	USP3710FAA23	USP3710FAB06	US29244AAA07	US29244AAB89
Common Code:	024205479	024205568	024207439	024207471

The redemption date is set for December 13, 2010.  The redemption price will be 100% of the principal amount of the Fixed Rate Par Notes, plus any interest accrued on the principal amount of the Fixed Rate Par Notes and unpaid as of the redemption date.

The Fixed Rate Par Notes must be surrendered to the paying agent at:

The Bank of New York
Corporate Trust Office -
Attn: Corporate Trust Department
101 Barclay Street, Floor 21 West
New York, NY 10286
Tel: +1 212 815 5619 / Fax: +1 212 815 5802/3

ON THE REDEMPTION DATE THE REDEMPTION PRICE WILL BECOME DUE AND PAYABLE UPON THE FIXED RATE PAR NOTES AND INTEREST THEREON WILL CEASE TO ACCRUE ON AND AFTER SUCH DATE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: November 15, 2010